SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

VICTORY DIVIDE MINING COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

92643M 10 1

(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 92643M 10 1	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Winner State Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH	8	SHARED VOTING POWER 18,200,000
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 18,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shulin Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH	8	SHARED VOTING POWER 18,200,000
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 18,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huanqin Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH	8	SHARED VOTING POWER 18,200,000
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 18,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the $.001 par value per share common stock (the “Common Stock”) of Victory Divide Mining Company (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive offices are located at 211 West Wall Street, Midland, Texas 79701.

Item 2.	Identity and Background.

(a)	This report is filed jointly by each of the following persons (the “Reporting Persons”):

(i)  Winner State Investments Limited (“Winner State”)

(ii)  Shulin Liu, director and 50% shareholder of Winner State

(iii)  Huanqin Ding, 50% shareholder of Winner State

Winner State was formed by Shulin Liu and Huanqin Ding to be a holding company of the shares of the Issuer that they would acquire from the Share Exchange described below. As such Winner State, Shulin Liu and Huanqing Ding may be deemed to comprise a “group” under Rule 13d-3 and Rule 13d-5(1) of the Securities Exchange Act of 1934, as amended.

(b)
The place of organization of Winner State is the British Virgin Islands. The address of the business of Winner State, the principal office of Winner State, and the business address of both Shulin Liu and Huanqin Ding is: No. 99, Fanrong Street, Jixian Town, Heilongjiang, the People’s Republic of China.

(c)
The principal business of Winner State is being a holding company. The present principal occupation of Shulin Liu is Chief Executive Officer of the Issuer. The present principal occupation of Huanqin Ding is director of Heilongjiang Yanglin Soybean Group Co. Ltd. The principal business address of the Issuer and Heilongjiang Yanglin Soybean Group Co. Ltd. is: No. 99, Fanrong Street, Jixian Town, Heilongjiang, the People’s Republic of China.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	Shulin Liu and Huanqin Ding are citizens of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 3, 2007, Winner State acquired 18,200,000 shares of the Issuer’s newly-issued Common Stock in a share exchange transaction (the “Share Exchange”) with the Issuer. In the Share Exchange, Winner State, Fang Chen, Yang Miao and Ying Zhang, owners of all the issued and outstanding shares of Faith Winner Investments Limited (“Faith Shares”), a company incorporated under the laws of the British Virgin Islands, acquired an aggregate of 18,500,000 shares of the Issuer’s newly-issued Common Stock in exchange for the Faith Shares. As a result, Faith Winner Investments Limited (“Faith Winner”) became the wholly-owned subsidiary of the Issuer. The Share Exchange was effected pursuant to the terms of an agreement by and between the Issuer, Winner State, Fang Chen, Yang Miao and Ying Zhang executed and consummated on October 3, 2007 (the “Share Exchange Agreement”).

As a result of the Share Exchange, (i) the Issuer ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act of 1934, as amended (ii) Faith Winner is now a wholly-owned subsidiary of the Issuer, and (iii) through Faith Winner’s wholly-owned subsidiary, Faith Winner (Jixian) Agriculture Development Company (“WFOE”), a company incorporated under the laws of the People’s Republic of China, which manages and controls the business of Heilongjiang Yanglin Soybean Group Co., Ltd. (“Yanglin”), a company incorporated under the laws of the People’s Republic of China, Issuer is now indirectly managing and controlling Yanglin. Yanglin is in the business of manufacturing and selling non-genetically modified soybean products.

Item 4.	Purpose of Transaction.

The acquisition of 18,200,000 shares of the Issuer’s Common Stock was part of a series of transactions undertaken by the Issuer, Winner State, Fang Chen, Yang Miao, Ying Zhang, Faith Winner, WFOE and Yanglin, in order to (i) accomplish the acquisition of the business of Yanglin by the Issuer and (ii) the private placement of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Shares”) with attached warrants (“the Private Placement”) to certain investors (“Purchasers”) pursuant to a Series A Convertible Preferred Stock Purchase Agreement (the “Series A Preferred Agreement”).

The other transactions included, without limitation:

•
a series of restructuring transactions through which WFOE acquired control over the business operations and financial affairs of Yanglin. The Issuer’s control over Faith Winner gives indirect control over WFOE, the wholly-owned subsidiary of WFOE and consequently, control over the business operations and financial affairs of Yanglin. The reason that WFOE acquired control over Yanglin by contractual arrangement rather than by acquisition of Yanglin’s stock is that under the laws of the PRC (as understood by the Issuer and Faith Winner), a foreign-owned entity, such as Issuer or Faith Winner, is unable to acquire a PRC entity, such as Yanglin, by issuing its capital stock, and the Issuer did not have sufficient cash to purchase all of the assets of Yanglin based on their fair value, as required under the laws of the PRC.

•
the resignation of the Issuer’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and appointment of a new Chief Executive Officer and Chief Financial Officer on October 3, 2007;

•
a prospective change in control of the Issuer under which the Issuer’s ex-sole director resigns and two new directors are appointed to its board of directors, subject to the filing and dissemination of an information statement on Schedule 14f-1;

•
the sale of 10,000,000 shares of newly-created Series A Preferred Shares of the Issuer in the Private Placement pursuant to the Series A Preferred Agreement to the Purchasers, from which the Issuer received gross proceeds of $21.5 million;

•
the sale by the Issuer under the Series A Preferred Agreement, for no additional consideration, of five series of warrants, Series A, B, J, C and D. Pursuant to the Series A Preferred Agreement, the Purchasers were issued (i) Series A warrants to purchase an aggregate of 10,000,000 shares of Common Stock at $2.75 per share and (ii) Series B warrants to purchase an aggregate of 5,000,000 shares of Common Stock at $3.50 per share. Further, the Purchasers who purchased not less than $4 million worth of Series A Preferred Shares were also issued an aggregate of 7,801,268 Series J warrants, 7,801,268 Series C warrants and 3,900,634 Series D warrants. The Series J warrants are exercisable for shares of the Issuer’s newly designated Series B Convertible Preferred Stock (“Series B Preferred Shares”), par value $0.001 per share, at $2.37 per share. Each of the Series B Preferred Shares is convertible into one share of the Issuer’s Common Stock. The Series C warrants and Series D warrants are not exercisable by their holders unless and until the Series J warrants are exercised. The exercise prices of the Series C warrants and Series D warrants are $ 3.03 and $3.85, respectively. Each of the warrants has a five year term from October 3, 2007 except for the Series J warrant which has an 18-month term from October 3, 2007;

•
an escrow arrangement under the terms of a Securities Escrow Agreement entered into by the Issuer, Vision Opportunity Master Fund, Ltd as representative of the Purchasers under the Series A Preferred Agreement, Winner State and Loeb & Loeb LLP, as escrow agent, under which Winner State agreed to have 10,000,000 shares of Common Stock issued to it under the Share Exchange Agreement initially held in escrow (the “Escrow Shares”), which shares it may forfeit to the Purchasers, depending on the Issuer’s financial performance in 2007 and 2008. If the Issuer does not meet certain financial performance targets in 2007 and 2008, all or part of the Escrow Shares may be forfeited and distributed ratably to the Purchasers according to the number of Series A Convertible Preferred Stock each of them holds then;

•
additionally under the Securities Escrow Agreement, if the Issuer fails to list and trade its shares of Common Stock on the Nasdaq Capital Market, Nasdaq Global Select Market or the Nasdaq Global Market or any successor market thereto or the New York Stock Exchange or any successor market thereto by December 31, 2008, Winner State will forfeit 1,000,000 of the Escrow Shares to the Purchasers to be distributed ratably according to the number of Series A Preferred Shares each of them holds then.

Except as set forth herein, none of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially owns 18,200,000 shares of the Issuer’s Common Stock which represents approximately 91% of the Issuer’s outstanding Common Stock.

(b)
Winner State directly owns 18,200,000 shares of Common Stock of the Issuer as described in this report. Each of Shulin Liu and Huanqin Ding may be deemed to hold shared voting and dispositive power over all of these 18,200,000 shares, by virtue of their ownership of all the voting stock of Winner State. Because each of them owns 50% of the voting stock of Winner State, Shulin Liu and Huanqin Ding may each be deemed to be the beneficial owner of 9,100,000 shares (50% of the 18,200,000) shares of Common Stock owned by Winner State.

(c)	Except as described in Sections 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)
To the best knowledge of each of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 18,200,000 shares of Common Stock reported in Item 5(a), except for the Escrow Shares initially held in escrow under the Securities Escrow Agreement described in Section 4 above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement, Series A Preferred Agreement, and Securities Escrow Agreement described above and the lock-up arrangement described below.

Under the lock up agreement dated October 3, 2007, Winner State agreed that, in partial consideration for the Issuer entering into the Share Exchange Agreement, Winner State agreed that (i) it will not sell or transfer any shares of the Common Stock until at least 12 months after the effective date of the initial Registration Statement to be filed to register shares of the Common Stock issuable upon conversion of the Series A Preferred Shares, and (ii) upon the expiration of such 12-month period, it will not sell or transfer more than one-twelfth of its total holdings of its Common Stock during any one month for a period of at least 24 months thereafter.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement among Winner State, Shulin Liu and Huanqin Ding
2.	Lock-Up Agreement, dated as of October 3, 2007, by and among the Issuer and Winner State.*
3.	Share Exchange Agreement, dated as of October 3, 2007 between the Issuer, Winner State (BVI), Fang Chen, Yang Miao and Ying Zhang.*
4.	Series A Convertible Preferred Stock Purchase Agreement, dated as of October 3, 2007 between the Issuer and the Purchasers.*
5.
Securities Escrow Agreement, dated October 3, 2007, by and between the Issuer, Vision Opportunity Master Fund, Ltd as representative of the Purchasers, Winner State and Loeb & Loeb LLP, as escrow agent.*

* Incorporated by reference to the exhibits to the Issuer’s Current Report on October 10, 2007 filed with the SEC on October 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

WINNER STATE INVESTMENTS LIMITED

Date: October 11, 2007	/s/ Shulin Liu
Name: Shulin Liu
Title

Date: October 11, 2007	/s/ Shulin Liu
Name: Shulin Liu
Title

Date: October 11, 2007	/s/ Huanqin Ding
Name: Huanqin Ding
Title

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Victory Divide Mining Company and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 11th day of October 2007.

Winner State Investments Limited By: /s/ Shulin Liu Name: Shulin Liu Title: /s/ Shulin Liu Shulin Liu /s/ Huanqin Ding Huanqin Ding